UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 28, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated

Financial Statements

as of and for the three-month period

ended March 31, 2015

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2015 and December 31, 2014, and for the three-month period ended March 31, 2014. These condensed interim consolidated financial statements have been prepared in accordance with and complied with NIC 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The Company’s consolidated financial statements for the three-month periods ended March 31, 2015, 2014, 2013 and 2012 have been subject to a limited review performed by Price Waterhouse & Co. S.R.L.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the three-month periods ended March 31, 2015 and 2014:

Overview

For the three-month period ended March 31, 2015, the Company has reported a net income of Ps. 45.0 million, in comparison to the total comprehensive loss of Ps. 77.7 million reported in the same period last year, representing a positive variation of Ps. 122.7 million.

In the first quarter 2015, operating profit suffered a decrease of Ps. 167.9 million, or 48.1%, compared to the same period of 2014. This negative evolution was mainly due to:

-

The impact of the operating deficit in the Natural Gas Transportation segment, that was Ps. 7.7 million (representing a negative variation of Ps. 9.1 million in comparison with the operating profit of the three-month period ended March 31, 2014 which was Ps. 1.4 million).

-

The impact in Liquids Production and Commercialization business segment by the decrease in international prices. This effect was partially offset by the lower withholding tax on exports attributable to the changes made by the Argentine Government regarding the variable export tax regime. This change applies to the exports of propane, butane and natural gasoline starting the first quarter of 2015.

1

The positive variation of the comprehensive income was mainly due to the decrease in the net negative financial results of Ps. 355.5 million, given a lower foreign exchange loss recorded in the first quarter of 2015. This positive impact is derived from lower foreign exchange variation and TGS’ U.S. dollar denominated net liability position, which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which correspond to the Natural Gas Transportation business segment).

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 22% and 14% of TGS’ total net revenues during the first quarter of 2015 and 2014, respectively. These business segment´s revenues are derived mainly from firm Natural Gas Transportation contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the slipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system.

The Natural Gas Transportation business segment revenues increased Ps. 47.1 million in the first quarter of 2015, when compared to the first quarter of 2014. This increase is mainly explained by higher natural gas transportation services to export customers and the impact of new rate schedules approved by Resolution I-2852/14 for natural gas transportation tariffs, which had remained unchanged for fifteen years. This Resolution not only does not comply with the provisions of the 2008 Transitional Agreement but also does not compensate the sustained operating costs increases.

Despite the increase of the net revenues, the operating loss of this business segment amounted to Ps. 7.7 million.

Production and Commercialization of Liquids

Liquids Production and Commercialization segment revenues accounted for approximately 71% and 80% of the total net revenues in the three-months periods ended March 31, 2015 and 2014, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Liquids Production and Commercialization segment revenues decreased by Ps. 310.5 million in the first quarter of 2015 compared to the same period of the previous year, mainly due to the fall in international prices, which started in the fourth quarter of 2014, and have continued thus far in 2015. This negative effect was partially offset by an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and an increase in the volumes exported by TGS’ own account.

The total volumes sold dropped 5.8% in the first quarter of 2015 compared to the same period last year.

During the first quarter of 2015, the Argentine government introduced amendments to the scheme of supply of propane and butane ("LPG") bottles and determining the export parity price, both for sale in the domestic market. These measures have effect as from April 1, 2015.

Firstly, on March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 and No. 70/2015 issued by the Federal Energy Bureau. Both replaced the stabilization agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015) creating a new framework for the selling of LPG bottles (the “New Program”).

In line with the Stabilization Agreement, the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer, in order to guarantee sufficient supply of LPG to low-income residential users, by committing the LPG producers to supply at a fixed price (below the market price) a certain volume of LPG.

2

On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program.

Even though the amendments introduced imply an increase in the sale price of LPG sold by TGS, participation in the New Program requires producing and selling LPG volumes required by the Federal Energy Bureau at prices significantly below the market. Because of this requirement, it is difficult to cover production costs and therefore obtaining a negative operating margin.

In addition, on March 16, 2015, Resolution No. 792/05 has been replaced by the Federal Energy Bureau issuing Resolution No. 36/2015. This new resolution updates the export parity price for the LPG sold in the domestic market to those clients not included under the scope of the New Program since April 1, 2015.

Other services

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues decreased by Ps. 10.9 million in the first quarter of 2015 compared to the same period of 2014, primarily due to lower telecommunication and compression of natural gas services rendered during the first quarter 2015. Both effects were partially compensated by higher midstream services and steam generation services.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses decreased approximately Ps. 107.8 million in the three-month period ended March 31, 2015 when compared to the same period last year. This variation is mainly attributable to:

- lower withholding on export charges after the application of the new methodology to calculate them, in force beginning in the first quarter of 2015. Resolutions No. 1,077/2014 issued by the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau introduced changes to the tax rate applicable to the withholding tax on exports of propane, butane and natural gasoline. After the enactment of these modifications, the minimum tax rate is 1%.

- The reduction in the purchase price of the natural gas processed at Cerri Complex.

Both effects were partially offset by higher labor costs and an increase of the maintenance of property, plant and equipment expenses.

Other operating results

Other operating results for the three-month period ended March 31, 2015 decreased by Ps. 1.4 million, in comparison to the same period of 2014. This variation is mainly attributable to the provisions for contingencies accruals recorded during the first quarter 2014.

Net financial results

Net financial expense was Ps. 110.7 million in the first quarter of 2015, compared to Ps. 466.1 million reported in the same period of 2014. The breakdown of net financial expense is as follows:

3

This positive variation of Ps. 350.4 million is mostly attributable to the slowing depreciation of the Argentine peso during the first quarter 2015 and the lower net liability monetary position in US dollars, after the payment of the first amortization in May 2014 of the TGS’ financial debt. Additionally, the result generated by the derivative financial instruments and the lower interest on financial liabilities also contributed to the decrease in the net financial expense.

As of March 31, 2015, the foreign exchange rate was Ps. 8.822 per US dollar, showing a 3.2% of increase with respect to the exchange rate at the end of 2014. Meanwhile, during the first quarter 2014, Argentine peso depreciated a 22.7% (or Ps. 1.48 = US$ 1.00).

These positive effects were reduced by the lower interest on financial investments as a result of lower invested capital over the 2015 period.

Income tax expense

For the three-month period ended March 31, 2015, TGS reported a Ps. 25.2 million loss tax expense, representing a negative variation of Ps. 66.0 million when compared to the same period of 2014. The negative variation was mainly due to the taxable income generated during the three-month period ended March 31, 2015 as opposed to the loss before income tax for the same period 2014.

2. Liquidity

The Company’s primary sources and application of funds during the three-month periods ended March 31, 2015 and 2014 are shown in the table below:

The negative variation in cash and cash equivalent of the first quarter of 2015 amounted to Ps. 166.3 million. This variation is mainly explained by the cash flows used in operations of Ps. 75.7 million, mainly due to a decrease in the balance of trade payables. Higher cash flows used in investing activities by higher expenses for the acquisition of property, plant and equipment also contributed to this negative variation.

4

3. Consolidated Statements of Financial Position

Summary of the consolidated statements of financial position information for the three-month periods ended March 31, 2015, 2014 and 2013:

4. Consolidated Statements of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the three-month periods ended March 31, 2015, 2014, 2013 and 2012:

5

5. Statistical Data (Physical Units)

6. Comparative ratios

6

7. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2015	2014	2013	2012	2011
January	7.60	4.13	3.10	2.78	4.79
February	9.10	4.20	2.56	2.75	4.45
March	12.70	4.58	2.82	2.88	3.90
April		5.14	3.04	2.63	4.50
May		6.45	2.91	2.62	3.10
June		5.57	2.60	2.20	3.22
July		6.08	3.06	2.30	3.14
August		7.04	3.35	2.27	3.20
September		10.00	3.80	2.12	2.85
October		8.78	4.15	1.90	3.20
November		9.00	4.36	1.92	2.80
December		7.80	3.80	2.22	2.75

8. Outlook

Since the enactment of Law No. 25,561 on Public Emergency and Exchange System Reform in early 2002, which after several modifications and extensions, providing the service of natural gas transportation has been significantly altered due to the elimination of clauses, tariff rates and other conditions set forth in the License under which TGS operates. Resolution 2852/14, whereby the accumulated increase of 20% rate of natural gas transportation is authorized, configured the first tariff increase for TGS received since 1999. Although this increase is insufficient, it represents an improvement over the prospect of achieving a comprehensive and final agreement on tariff matters. Therefore, the Company not only had to continue the ongoing lawsuit regarding the effective implementation of the Transitional Agreement, but also to pursue claims in administrative proceedings in relation to the rate applicable to the natural gas transportation business segment.

In this regard, during 2015 TGS will continue to make efforts and actions necessary to implement the Transitional Agreement on the terms in which it was originally signed and to sign the comprehensive agreement initialed by TGS in October 2011 in order to obtain an overall, fair and reasonable tariff restructuring. This is critical for TGS as it will involve the commitment of all parties to ensure the provision of a high quality public service.

Furthermore, the Company will also keep managing the expansion works in TGS’ pipeline system promoted by the Argentine Government under the Gas Trust Fund Program, which will not only bring TGS revenues related to the management of the works, but will increase revenues related to the operation and maintenance of the assets owned by the Trust Funds as well. This will lead to continue negotiations with the national government to the adequacy of the values of the CAU by the activity carried out by the Society for the operation and maintenance of the expansion works in the framework of remunerated provisions of Decree No. 180/05.

Within our goals we also contemplate the ongoing monitoring of the economic-financial situation that allows performing efficient management of resources in order to achieve cost savings trying to offset the increasing operating deficit in the natural gas transportation segment.

Within the scope of the Liquids business, TGS foresees an overall negative situation, a trend that continues from the last quarter of 2014. Regarding export contracts of propane, butane and natural gasoline, the product oversupply and the drop in international reference prices have removed the competitiveness of products marketed by TGS. In this sense, the company will continue to offer its products on the "spot" market until the Company can get reasonable prices in private contests. Furthermore, we will continue to seek alternative markets to sell products at competitive prices.

Regarding the sale of ethane to PBB Polisur SA, the Company will focus on the renewal of this contract that expires in 2015.

7

With respect to the Other Services business segment, continues to analyze opportunities related to rendering compression and treatment services and storage and shipping facilities located in Puerto Galván and the optimization of telecommunications services.

Additionally, the Company will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. TGS will carry out actions aimed at the reduction of cost increases in the operation and maintenance without affecting the reliability and availability of the pipeline system. Focusing on the future results obtained from an essential business tariff recomposition of Natural Gas Transportation segment, and expecting measures taken by the Government feasible to preserve the profitability of production and commercialization of liquids, we will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities.

In financial terms, given the negative impact of the variation in the exchange rate of the Argentine peso against the US dollar on the net liability position in foreign currency of the Company, TGS will continue the actions initiated to mitigate them. In this sense, TGS will continue to analyze different alternatives to minimize the impact of the exchange rate and maximize the performance of its investments.

Autonomous City of Buenos Aires, April 28, 2015.

Ricardo I. Monge

Chairman of the Board of Directors

8

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	2015	2014
Revenue from sales	8	965,827	1,240,139
Cost of sales	9.h.	(649,361)	(628,914)
Gross profit		316,466	611,225
Administrative expenses	9.i.	(45,031)	(32,905)
Selling expenses	9.i.	(91,187)	(231,548)
Other operating income	9.k.	702	2,087
Operating profit		180,950	348,859
Net financial results			
Financial income	9.j.	65,878	256,183
Financial expenses	9.j.	(176,530)	(722,371)
Total		(110,652)	(466,188)
Share of profit / (loss) from associates	11	6	(1,102)
Net income before income tax		70,304	(118,431)
Income tax expense	14	(25,163)	40,784
Total comprehensive income / (loss) for the period		45,141	(77,647)
Total comprehensive income attributable to:			
Owners of the Company		45,140	(77,650)
Non-controlling interests		1	3
		45,141	(77,647)
Weighted average of outstanding ordinary shares		794,495,283	794,495,283
Basic and diluted earnings per share		0.06	(0.10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2015	2014
Cash flows (used in) / provided by operating activities		
Total comprehensive income / (loss) for the period	45,141	(77,647)
Reconciliation of total comprehensive income / (loss) to cash flows (used in) /provided by operating activities:		
Depreciation of property, plant and equipment	64,097	61,911
Consumption of materials	923	546
Share of (loss) / profit from associates	(6)	1,102
Decrease in allowances and provisions	1,309	2,560
Interest expense accrual	64,950	81,581
Interest income on Other financial assets other than Cash and cash equivalents	(11,763)	(3,445)
Income tax	25,163	(40,784)
Derivative financial instrument results	15,193	45,970
Foreign exchange loss	59,403	409,660
Changes in assets and liabilities:		
Trade receivables	(109,265)	(120,041)
Other receivables	(6,926)	(5,035)
Inventories	(7,904)	3,346
Trade payables	(124,828)	109,319
Payroll and social security taxes	(17,027)	(15,926)
Taxes payables	(11,482)	(12,551)
Income tax	(18,175)	(12,918)
Other payables	212	1,713
Provisions	(3,318)	-
Interest paid	(1,202)	(1,695)
Income tax paid	(976)	(11,587)
Derivative financial instruments	(44,003)	16,595
Advances from customers	4,749	58,941
Cash flows (used in) / provided by operating activities	(75,735)	491,615
Cash flows used in investing activities		
Additions to property, plant and equipment	(93,712)	(63,363)
Other financial assets other than Cash and cash equivalents	-	18,000
Cash flows used in investing activities	(93,712)	(45,363)
Cash flows used in financing activities		
Payment of loans	(5,403)	(2,222)
Cash flows used in financing activities	(5,403)	(2,222)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(174,850)	444,030
Cash and cash equivalents at the beginning of the year	789,420	893,812
Foreign exchange gains on Cash and cash equivalents	8,494	39,682
Cash and cash equivalents at the end of the period	623,064	1,377,524

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

For supplemental cash flow information see Note 7.

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by PEPCA S.A. (formerly EPCA S.A.) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. ENARGAS gave consent to the transfer of CIESA's shares to Pampa Energía. The Comisión Nacional de Defensa de la Competencia (“CNDC”) has not pronounced yet.

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the three-month periods ended March 31, 2015 and 2014 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1 of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these condensed interim consolidated financial statements, TGS and Telcosur, its consolidated subsidiary, are jointly referred to as “the Company”.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

3.

BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with and complied with International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013. These condensed interim financial statements do not include all information and disclosures required for annual financial statements and should be read in conjunction with TGS’ annual financial statements as of December 31, 2014 issued on February 3, 2015.

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated.

Detailed data reflecting subsidiary control as of March 31, 2015 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur	99.98	December 31	Telecommunication Services

4.

SIGNIFICANT ACCOUNTING POLICIES

The following standards, amendments and interpretations apply to the Company as from this fiscal year, which have had no significant impact on the financial position and results of operations.

Annual improvements to IFRSs 2010 – 2012 Cycle

The annual improvement to IFRSs 2010 – 2012 Cycle include six amendments to IFRSs issued by the IASB, among them: IFRS 8 “Segment Reporting” and IAS 24 “Related Party Disclosures”. These amendments added new disclosures to be included in the financial statements.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

Annual improvements to IFRSs 2011 – 2013 Cycle

The annual improvement to IFRSs 2011 – 2013 Cycle include three amendments to IFRSs issued by the IASB, among them IFRS 13 “Fair Value Measurement. IFRS 13 shall apply to all other pronouncements that require or allow measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. The standard provides a three-level hierarchy of methods for arriving at fair value.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the annual financial statements under IFRS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the three-month periods ended March 31, 2015 and 2014 are presented below:

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization, (iii) Other Services, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed information on each business segment for the three-month periods ended March 31, 2015 and 2014 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Advances from customers (1)

Advances from customers are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

Accounts	2015 Total	2015 Operating expenses Regulated Activities	2015 Operating expenses Non Regulated Activities	2015 Administrative expenses	2015 Selling expenses	2015 Financial expenses	2014 Total
Salaries, wages and other contributions	108,679	58,478	23,494	20,555	6,152	-	75,397
Social security taxes	26,419	12,359	4,942	7,136	1,982	-	19,439
Compensation to Directors and Supervisory Committee	1,055	-	-	1,055	-	-	988
Professional services fees	7,413	302	169	6,802	140	-	5,745
Technical operator assistance fees	14,011	1,456	12,555	-	-	-	25,983
Materials	5,708	1,650	4,058	-	-	-	3,816
Third parties services	12,847	4,631	7,115	1,101	-	-	9,666
Telecommunications and post expenses	960	85	162	671	42	-	497
Rents	614	124	23	376	91	-	399
Transports and freight	4,309	2,919	1,305	82	3	-	3,092
Easements	3,129	3,129	-	-	-	-	5,352
Offices supplies	513	65	29	357	62	-	483
Travels expenses	1,839	916	199	573	151	-	1,050
Insurance	4,694	2,901	1,581	209	3	-	4,823
Property, plant and equipment maintenance	32,240	25,306	6,379	393	162	-	18,908
Depreciation of property, plant and equipment	64,097	44,377	16,295	3,425	-	-	61,911
Taxes and contributions	100,478	15,677	2,453	123	82,225 (1)	-	245,802 (1)
Advertising	33	-	-	-	33	-	37
Doubtful accounts	-	-	-	-	-	-	-
Banks expenses	346	-	-	337	9	-	254
Interests expense	64,765	-	-	-	-	64,765	87,285
Foreign exchange loss	85,885	-	-	-	-	85,885	578,553
Other financial charges	10,687	-	-	-	-	10,687	10,563
Derivative financial instruments results	15,193	-	-	-	-	15,193	45,970
Costs of services rendered to third parties	5,244	-	5,244	-	-	-	4,596
Transactions among business segments	-	(5,116)	5,116	-	-	-	-
Other expenses	3,855	1,386	501	1,836	132	-	3,003
Total 2015	575,013	170,645	91,620	45,031	91,187	176,530	
Total 2014		136,246	90,542	32,905	231,548	722,371	1,213,612

(1) Includes tax on exports of Ps. 55,822 and Ps. 196,034 for the three-month periods ended March 31, 2015 and 2014 respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)

Net financial results

k)

Other operating income

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.

INVESTMENTS IN ASSOCIATES

On May 16, 2014, according to resolutions of the Ordinary Shareholders Meeting of Telcosur, payment of cash dividends to TGS was Ps. 10,151.

11.

SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

12.

PROPERTY, PLANT AND EQUIPMENT

03/31/2015											12/31/2014
	Cost					Depreciation						
Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at at the end of the period	Net book value	Net book value
Pipelines	3,631,240	-	-	4	3,631,244	1,434,424	-	21,485	2.2	1,455,909	2,175,335	2,196,816
Compressor plants	1,436,084	-	-	3,251	1,439,335	834,255	-	18,257	3.3 to 25	852,512	586,823	601,829
Other industrial plants	2,868	-	-	-	2,868	456	-	24	3.3	480	2,388	2,412
Stations of regulation and/or measurement of pressure	129,228	-	-	-	129,228	82,806	-	1,292	4.0	84,098	45,130	46,422
Other technical installations	28,355	-	-	-	28,355	20,002	-	244	6.7	20,246	8,109	8,353
Subtotal assets related to natural gas transportation service	5,227,775	-	-	3,255	5,231,030	2,371,943	-	41,302		2,413,245	2,817,785	2,855,832
Assets related to natural gas upstream service	205,773	-	-	-	205,773	111,667	-	1,983	2.2 to 25	113,650	92,123	94,106
Assets related to liquids production and commercialization service	695,548	-	-	16,642	712,190	526,427	-	10,727	5.9	537,154	175,036	169,121
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279	6,279
Buildings and constructions	196,204	-	-	1,777	197,981	97,700	-	1,169	2.0	98,869	99,112	98,504
Fittings and features in building	33,975	-	-	-	33,975	4,319	-	355	4.0	4,674	29,301	29,656
Machinery, equipment and tools	46,917	329	-	186	47,432	36,400	-	488	6.7 to 20	36,888	10,544	10,517
Computers and Telecommunication systems	389,779	-	-	17,581	407,360	286,351	-	5,375	6.7 to 20	291,726	115,634	103,428
Vehicles	31,064	16	395	-	30,685	21,571	395	795	10 and 20	21,971	8,714	9,493
Furniture	13,147	62	-	-	13,209	12,743	-	24	10	12,767	442	404
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	98,754	-	1,879	4	100,633	76,639	78,518
Materials	286,677	43,738	923	(10,567)	318,925	-	-	-	-	-	318,925	286,677
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	327,282	33,420	-	(28,874)	331,828	-	-	-	-	-	331,828	327,282
Total 2014	7,651,564	77,565	1,318	-	7,727,811	3,569,493	395	64,097		3,633,195	4,094,616	4,082,071

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.

LOANS

Short-term and long-term loans as of March 31, 2015 and December 31, 2014 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of March 31, 2015 and 2014 is the following:

The maturities of the current and non-current loans as of March 31, 2015 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.

INCOME TAX AND DEFERRED TAX

As of the date of the issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2014.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the three-month periods ended March 31, 2015 and 2014 is as follows:

15.

PROVISIONS

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1

 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2014.

The categories of financial assets and liabilities as of March 31, 2015 and December 31, 2014 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.2

 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BCBA.

•

Level 2:  includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Additionally within this level, the Company included derivative financial instruments. For the calculation of fair value, it was calculated taking into consideration quoted prices of similar instruments.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of March 31, 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of March 31, 2015 and December 31, 2014, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and the 2014 Notes at March 31, 2015 based on their quoted market price:

17

REGULATORY FRAMEWORK

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2014, except for that which is indicated below:

General framework and current tariff context:

Domestic market

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau. Both replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015) creating a new framework for the selling of LPG bottles to residential users (the “New Program”).

In line with the Stabilization Agreement, the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer, in order to guarantee sufficient supply of LPG to low-income residential users, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the New Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program.

Participation in the New Program requires producing and selling LPG volumes required by the Federal Energy Bureau at prices significantly below the market. Because of this requirement, it is difficult to cover production costs and therefore obtaining a negative operating margin.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In addition, on March 16, 2015, Resolution No. 792/05 has been replaced by the Federal Energy Bureau issuing Resolution No. 36/2015. This new resolution updates the export parity price for the LPG sold in the domestic market to those clients not included under the scope of the New Program since April 1, 2015.

International market

On February 25, 2015, the Ministry of Economy issued Resolution No. 60/2015. This resolution modified the variable export withholding tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 (the “reference value”) per metric ton, respectively. If the propane and butane international prices are higher than the reference value, tax rate applicable to the selling price is calculated on a sliding scale according the amount by which the selling price exceeds the cut-off value of US$ 460 and US$ 473 per metric ton, respectively.

18

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of March 31, 2015 and 2014, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADSs (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

19

LEGAL CLAIMS AND OTHER MATTERS

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2014, except for that which is indicated below:

a)   Exemption of the sales of liquids in turnover tax

On August 29, 2014, the Company was notified that the Tax Court of the Province of Buenos Aires denied the appeal made by TGS regarding the payment of the turnover tax corresponding to the period ranging from January 2006 to December 2006. On February 11, 2015, TGS lodged an appeal against the decision of the Agencia de Recaudación de la Provincia de Buenos Aires (“ARBA”) before the Contentious-Administrative Court in the city of La Plata.

Meanwhile, in February 2015, the ARBA initiated the process of tax execution for those tax periods.

On March 16, 2015, TGS paid Ps. 3.3 million corresponding to the fiscal periods from August 2003 to December 2004.

As of March 31, 2015, TGS maintains a provision of Ps. 13.5 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

Province of Santa Cruz

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002 amounted Ps. 1.6 million. On February 19, 2015, the Supreme Court of Justice rejected the appeal filed by TGS with respect with tax recovery process in the Province of Santa Cruz. It is a final decision, being TGS’s request finally denied.

Province of Tierra del Fuego

After having received a new formal assessment for the period April 2013 and June 2014, TGS filed an appeal against the Tax Bureau of the province of Tierra del Fuego. After the rejection of TGS’ discharges, on March 19, 2015, TGS filed an appeal for reconsideration against the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur. This legal action is still pending.

As of March 31, 2015, the Company recorded a provision of Ps. 126.3 million, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

TGS’ management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)

Action for annulment of Presidential Decree No. 2067/08 (“the Decree”) and ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On March 27, 2015 the Lower Court in administrative federal matters based in the City of Buenos Aires, extended the preliminary injunction for a new period of six months. Thus, the new injunction expires in September 2015.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these condensed interim consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the three-month period ended March 31, 2015, taking into account the possibility of carry-forward the charge to the sales price of the product, would have implied a net loss of Ps. 46.5 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 418.7 million.

20

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Financial transactions

As of March 31, 2015 and 2014, and December 31, 2014, the loan granted to Pampa Energía was presented in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the three-month periods ended March 31, 2015 and 2014 were Ps. 9,593 and Ps. 7,769, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of March 31, 2015 and December 31, 2014 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The detail of significant transactions with related parties for the three-month period ended March 31, 2015 and 2014 is as follows:

Three-month period ended March 31, 2015:

Three-month period ended March 31, 2014:

21

SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

22

SUBSEQUENT EVENTS

The Financial Statements were authorized for issuance by the Board of Directors on April 28, 2015.

No subsequent events between the end of the three-month period ended March 31, 2015 and the date of the issuance (authorization) of these condensed interim consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for that which is indicated below:

Annual Ordinary General Shareholders’ Meeting

The Annual Ordinary General Shareholders’ Meeting held on April 23, 2015 decided to allocate the result for the year ended December 31, 2014 (Ps. 104,983) and the Reserve for future investments provided by the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 30, 2014 (Ps. 175,000) as follows: (i) Ps. 5,249 to Legal Reserve; (ii) Ps. 99,734 to Reserve for future dividends and (iii) Ps. 175,000 to a Reserve for Future Investments and Other Financial Requirements. Moreover, the Shareholders Meeting proposed to delegate to the Board of Directors the power to decide the allocation of the Reserve for Future Investments and Other Financial Requirements, and the Reserve for future dividends at the time and in the amount that it considers necessary (respecting the maximum limits and the set guidelines).

23

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by April 28, 2015, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

 Ricardo I. Monge

Chairman of the Board of Directors

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, at March 31, 2015, including the condensed interim consolidated statement of financial position at March 31, 2015, the related condensed interim consolidated statements of comprehensive income, of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2014 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion on these condensed interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statement is not prepared, in all material respects, in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

Report about the compliance with current regulations

a)

The condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. are pending transcription into the “Inventory and Balance Sheet” book and, except for the matters mentioned above, comply with the provisions of the Commercial Companies Law and pertinent regulations of the National Securities Commission, as regards matters within our field of competence;

b)

The condensed interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, except for the transcription of the “Inventory an Balance Sheet” book, which to date has not yet been transcribed,

c)

we have read the summary of activity and, as regards those matters that are within our field of competence, we have no observations to make;

d)

at March 31, 2015 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 13,677,091, none of which was claimable at that date.

City of Buenos Aires, April 28, 2015.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos N. Martínez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 155 - F° 146

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: May 28, 2015

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 3, 4 and 6.

3